Filed pursuant to Rule 433

Free Writing Prospectus dated October 21, 2010

Registration Statement Nos. 333-166214 and 333-160884

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet — October 21, 2010
$750,000,000 8.375% Senior Subordinated Notes due 2020

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated October 20, 2010, to the accompanying Prospectus dated May 7, 2010, filed as part of Registration Statement Nos. 333-166214 and 333-160884.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)

Title of Securities:	8.375% Senior Subordinated Notes due 2020 (the “Notes”)

Aggregate Principal Amount:	$750,000,000

Gross Proceeds:	$750,000,000

Net Proceeds (before expenses):	$733,125,000

Maturity:	September 15, 2020

Issue Price:	100% plus accrued interest, if any, from October 26, 2010

Coupon:	8.375%

Yield to Maturity:	8.375%

Spread to Maturity:	+586 bps

Benchmark:	2.625% due August 15, 2020

Ratings(1):	Caa1 / CCC+

Interest Payment Dates:	March 15 and September 15

Record Dates	March 1 and September 1

First Interest Payment Date:	March 15, 2011

Optional Redemption:	Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to

(1)  A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

September 15, 2015.

The Issuer may redeem some or all of the Notes, at its option, at any time on or after September 15, 2015, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve month period beginning on September 15 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

	Year	Percentage
	2015	104.188%
	2016	102.792%
	2017	101.396%
	2018 and thereafter	100.000%

Optional Redemption with Equity Proceeds:

At any time, or from time to time, on or prior to September 15, 2013, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings at a price equal to 108.375% of the principal amount of the Notes plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, provided that at least 65% of the aggregate principal amount of the Notes remains outstanding immediately after such redemption.

Make-Whole Redemption:

At any time, or from time to time, prior to September 15, 2015, the Issuer may, at its option, redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium of T+ .50%, plus accrued and unpaid interest, if any.

Change of Control:	Upon certain change of control events, putable at 101% of principal amount plus accrued and unpaid interest, if any.

Use of Proceeds (new information in the Prospectus Supplement):

The Issuer expects to use the net proceeds from this offering to redeem $468 million principal amount of its 7 3/4% Senior Subordinated Notes due 2013 and $253 million principal amount of its 7% Senior Subordinated Notes dues 2014 and to pay for call premiums and accrued but unpaid interest to the date of redemption of such notes and to pay related expenses. The Issuer expects to temporarily apply the net proceeds of this offering to reduce outstanding borrowings under its ABL facility and the accounts receivable securitization facility during the redemption notice periods for its 7 3/4% Senior Subordinated Notes due 2013 and its 7% Senior Subordinated Notes due 2014.

Capitalization (new information in the Prospectus Supplement):
		Pro Forma as adjusted for this offering
	Cash and cash equivalents	$170
	Debt:
	URNA and subsidiaries debt:
	$1.360 billion ABL facility	$712
	Accounts receivable securitization facility	240
	9.25% Senior Notes due 2019	492
	10.875% Senior Notes due 2016	487
	Notes offered hereby	750
	7 3/4% Senior Subordinated Notes due 2013	—
	7% Senior Subordinated Notes due 2014	—
	1 7/8% Convertible Senior Subordinated Notes due 2023	22
	Other debt, including capital leases	21
	Total URNA and subsidiaries debt	$2,724
	Holdings:
	4% Convertible Senior Notes	122
	Total debt	2,846
	Subordinated convertible debentures	124
	Total stockholders’ deficit	(28)
	Total capitalization	$2,942
	Net debt	$2,676

Trade Date:	October 21, 2010

Settlement Date:	October 26, 2010 (T + 3)

CUSIP/ISIN Numbers:	911365 AW4 / US911365AW41

Bookrunners:	Morgan Stanley & Co. Incorporated Banc of America Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Scotia Capital (USA) Inc. BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Morgan Keegan & Company, Inc. RBS Securities Inc.

The Issuer has previously filed a registration statement (including a prospectus and the related preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on May 7, 2010.  Before you invest, you should read the preliminary prospectus supplement to the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by contacting Morgan Stanley at 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, (866) 718-1649 or via email at prospectus@morganstanley.com; BofA Merrill Lynch at 4 World Financial Center, New York, NY, 10080, Attention: Syndicate Operations, (800) 294-1322 or via email at dg.prospectus_requests@baml.com; or Wells Fargo Securities at 301 South College Street, 6th Floor, Charlotte, NC, 28202, Attention: High Yield Syndicate, (704) 715-7035.